The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

MARK D. WALTERMIRE
CHIEF FINANCIAL OFFICER

March 29, 2010

Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:          The Laclede Group, Inc. & Laclede Gas Company
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 20, 2009
File Nos. 001-16681 & 1-1822

Dear Mr. Mew:

The following comment and supplementary information are in response to your letter dated March 18, 2010 to me regarding the above-captioned filing of The Laclede Group, Inc. and Laclede Gas Company.

Form 10-K for the fiscal year ended September 30, 2009

1. Summary of Significant Accounting Policies, page 49

Natural Gas Receivable, page 53

1.
We note your response to comment one of our letter dated February 16, 2010. Citing for us the GAAP literature used, please explain in further detail why service fees related to the physical exchange of gas with the pipeline are not recognized ratably over the term of the agreements.  In this regard, tell us if such fees are material to your financial statements.  We may have further comment.

Response:

In Laclede Energy Resources (“LER”) park and loan transactions, LER generally sells natural gas to its customers in the same accounting period that the parked natural gas is received from the pipeline. Therefore, costs related to the sale are matched directly with the revenues. We view the service fee related to the park and loan transaction as a cost to facilitate the exchange of natural gas, since the pipeline provides no additional or ongoing services during the term of the agreement, prior to it returning the natural gas to LER at the future date specified in the agreement.  The service fee is typically calculated based on the volumes of natural gas exchanged in the agreement.  Accordingly, the service fee is expensed with the other direct costs of the natural gas at the point that the natural gas is received from the pipeline and simultaneously sold to the end user.  This accounting treatment results in a proper matching of the economic benefit and costs of the transaction in the same reporting period.

The Company assessed the guidance in the FASB Concepts Statements, as permitted by FASB ASC Topic 105-10-05-2.  The concept of matching costs directly associated with products sold or services rendered, which are charged against income in those periods in which the related revenues are recognized, is consistent with paragraph 86 of FASB Concepts Statement 5, “Recognition and Measurement in Financial Statements of Business Enterprises.”   Also, as stated in paragraph 87 of FASB Concepts Statement 5, “an expense or loss is recognized if it becomes evident that previously recognized future economic benefits of an asset have been reduced or eliminated….without associated economic benefits.”  We believe that the future economic benefit associated with these fees occurs when the natural gas is received from the pipeline, and that there is no reduction in the economic benefit until that time.  The concepts discussed in paragraph 86 are further supported by authoritative guidance in ASC Topic 270, “Interim Reporting.”  Although this guidance is intended to apply to interim reporting periods, we believe these particular concepts are also applicable to annual reporting periods.  We believe that expensing the service fees in this manner is appropriate and preferred, given our fact pattern.

Regarding the materiality of park and loan service fees, deferred fees on the balance sheet as of September 30, 2009 represented less than 0.5% of total assets and is not material.  We also believe that differences between our method of expensing the service fees and expensing such fees ratably over the terms of the agreements, have not been material to the consolidated results of operations or financial position of The Laclede Group.  If the services fees had been expensed ratably, the effect would have been to reduce The Laclede Group’s fiscal 2009 consolidated after-tax earnings by approximately $2.0 million, or 3%.  The impact on prior fiscal years would have been substantially less due primarily to the lower volume of park and loan transactions in those periods.

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated March 18, 2010 but if any items require clarifications, please contact me at 314-342-0840 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503,  if you have any further questions or comments.

Sincerely,

/s/ Mark D. Waltermire

cc:           Robert Babula
Donna Di Silvio